Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Fourth Quarter and Full Year 2021 Financial Results

Q4 net revenues increased by 0.7% year-over-year

Q4 gross billings (non-GAAP) decreased by 25.3% year-over-year

Q4 net income reached RMB150.8 million

BEIJING, April 8, 2022 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the fourth quarter ended December 31, 2021.

Fourth Quarter 2021 Financial and Operational Snapshots

•	Net revenues were RMB588.9 million (US$92.4 million), representing a 0.7% increase year-over-year.

•	Gross billings (non-GAAP) were RMB483.6 million (US$75.9 million), representing a 25.3% decrease year-over-year.

•	Gross profit was RMB499.5 million (US$78.4 million), representing a 2.6% increase year-over-year.

•	Net income was RMB150.8 million (US$23.7 million), compared with net loss of RMB73.5 million in the fourth quarter of 2020.

•	Net income/loss margin, defined as net income/loss as a percentage of net revenues, increased to 25.6% from -12.6% in the fourth quarter of 2020.

•	New student enrollments[1] were 108,836, representing a 22.7% decrease year-over-year.

•	As of December 31, 2021, the Company’s deferred revenue balance was RMB2,348.2million (US$368.5 million).

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses). In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.

Full Year 2021 Financial and Operational Snapshots

•	Net revenues were RMB2,507.8 million (US$393.5 million), compared with RMB2,203.8 million in 2020.

•	Gross billings (non-GAAP) were RMB1,970.0 million (US$309.1 million), compared with RMB2,350.4 million in 2020.

•	Gross profit was RMB2,131.6 million (US$334.5 million), compared with RMB1,816.5 million in 2020.

•	Net income was RMB212.4 million (US$33.3 million), compared with net loss of RMB431.0 million in 2020.

•	Net income/loss margin, defined as net income/loss as a percentage of net revenues, increased to 8.5% from -19.6% in the year 2020.

•	New student enrollments were 434,228, compared with 434,240 in 2020.

"We are delighted to close 2021 with record-high net profit of RMB150.8 million in the fourth quarter and RMB212.4 million for the full year, delivering on our commitment to balanced growth and profitability," said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. "The improved profitability amidst the year-over-year moderation in gross billings and new student enrollments well reflects the effectiveness of our strategic direction and execution excellence."

"Operationally, we focused on developing a diverse range of courses to fulfill the ongoing interest- and role-based learning demand for professional certification and skills programs. We also spent our efforts on expanding the course portfolio of our master’s degree-oriented programs while optimizing our teaching and service by leveraging our highly capable and experienced teams. Meanwhile, we took further measures to control spending and enhance our student acquisition efficiency, which in turn has driven high-quality growth. With this successful turnaround in profitability, Sunlands demonstrated both its resiliency and agility when navigating challenges amid 2021’s shifting industry landscape. In 2022 and beyond, we will continue to align our business operations with our strategic objectives to bring value to our students, shareholders and the broader society," concluded Mr. Liu.

Ms. Selena Lu Lv, Chief Financial Officer of Sunlands, added, "We are excited to register net income of RMB150.8 million in the fourth quarter, compared to the net loss of RMB73.5 million for the same period last year, marking our third consecutive quarter of profitability.

This solid performance was driven by our 0.7% year-over-year top-line growth and 40.5% year-over-year decline in operating expenses due to our strengthened expense management practices. Our net profit margin expanded significantly to 25.6% in the fourth quarter, up 38.2 percentage points year-over-year and 10.0 percentage points quarter-over-quarter. Looking ahead, we are steadfast in our commitment to offering premium course content and services to our students while adopting effective measures to further reduce costs and boost operating efficiency, aiming to achieve long-term, sustainable growth."

Financial Results for the fourth quarter of 2021

Net Revenues

In the fourth quarter of 2021, net revenues increased by 0.7% to RMB588.9 million (US$92.4 million) from RMB584.6 million in the fourth quarter of 2020. The increase was mainly driven by the year-over-year growth in gross billings since the second half of year 2020 through the first quarter of 2021.

Cost of Revenues

Cost of revenues decreased by 8.6% to RMB89.4 million (US$14.0 million) in the fourth quarter of 2021 from RMB97.8 million in the fourth quarter of 2020. The decrease was primarily due to: (i) declined compensation expenses related to our cost of revenues personnel; and (ii) reduced insurance-related costs incurred for our integrated online education service package purchased by students.

Gross Profit

Gross profit increased by 2.6% to RMB499.5 million (US$78.4 million) in the fourth quarter of 2021 from RMB486.7 million in the fourth quarter of 2020.

Operating Expenses

In the fourth quarter of 2021, operating expenses were RMB400.5 million (US$62.9 million), representing a 40.5% decrease from RMB673.7 million in the fourth quarter of 2020.

Sales and marketing expenses decreased by 44.2% to RMB339.4 million (US$53.3 million) in the fourth quarter of 2021 from RMB608.5 million in the fourth quarter of 2020. The decrease was mainly due to: (i) lower spending on branding and marketing activities; and (ii) declined compensation expenses related to our sales and marketing personnel.

General and administrative expenses decreased by 7.6% to RMB50.5 million (US$7.9 million) in the fourth quarter of 2021 from RMB54.7 million in the fourth quarter of 2020. The decrease was mainly due to: (i) a decrease in rental expenses; and (ii) declined compensation expenses related to general and administrative personnel.

Product development expenses increased by 0.5% to RMB10.7 million (US$1.7 million) in the fourth quarter of 2021 from RMB10.6 million in the fourth quarter of 2020. Product development expenses were mainly comprised of compensation expenses.

Other Expenses

Other expenses were RMB3.1 million (US$0.5 million) in the fourth quarter of 2021, compared with other income of RMB109.4 million in the fourth quarter of 2020. The decrease was primarily because value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort came to an end in April 2021.

Net Income

Net income for the fourth quarter of 2021 was RMB150.8 million (US$23.7 million), compared with net loss of RMB73.5 million in the fourth quarter of 2020.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB22.89 (US$3.59) in the fourth quarter of 2021.

Cash, Cash Equivalents, Restricted Cash and Short-term Investments

As of December 31, 2021, the Company had RMB676.7 million (US$106.2 million) of cash, cash equivalents and restricted cash and RMB184.2 million (US$28.9 million) of short-term investments, compared with RMB760.7 million of cash and cash equivalents and RMB517.8 million of short-term investments as of December 31, 2020.

Deferred Revenue

As of December 31, 2021, the Company had a deferred revenue balance of RMB2,348.2 million (US$368.5 million), compared with RMB3,024.4 million as of December 31, 2020.

Capital Expenditures

Capital expenditures were incurred primarily in connection with information technology (“IT”) infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB5.2 million (US$0.8 million) in the fourth quarter of 2021, compared with RMB4.7 million in the fourth quarter of 2020.

Financial Results for the Year 2021

Net Revenues

In 2021, net revenues increased by 13.8% to RMB2,507.8 million (US$393.5 million) from RMB2,203.8 million in the year of 2020.

Cost of Revenues

Cost of revenues decreased by 2.9% to RMB376.2 million (US$59.0 million) in the year of 2021 from RMB387.3 million in the year of 2020.

Gross Profit

Gross profit increased by 17.3% to RMB2,131.6 million (US$334.5 million) from RMB1,816.5 million in 2020.

Operating Expenses

In the year of 2021, operating expenses were RMB2,017.4 million (US$316.6 million), representing an 18.2% decrease from RMB2,465.5 million in 2020.

Sales and marketing expenses decreased by 17.7% to RMB1,748.4 million (US$274.4 million) in 2021 from RMB2,123.6 million in 2020. The decrease was mainly due to: (i) lower spending on branding and marketing activities; and (ii) declined compensation expenses related to our sales and marketing personnel.

General and administrative expenses decreased by 24.6% to RMB207.6 million (US$32.6 million) in 2021 from RMB275.4 million in 2020. The decrease was mainly due to the decrease in compensation expenses.

Product development expenses decreased by 7.8% to RMB61.3 million (US$9.6 million) in

2021 from RMB66.5 million in 2020. The decrease was primarily due to a decrease in the compensation expenses incurred related to our product and technology development personnel.

Other Income

Other income for 2021 was RMB39.2 million (US$6.1 million), compared with RMB203.2 million in 2020. The decrease was primarily because value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort came to an end in April 2021.

Net Income

Net income for 2021 was RMB212.4 million (US$33.3 million), compared with net loss of RMB431.0 million in 2020.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB32.56 (US$5.11) in 2021, compared with net loss per share of RMB63.74 in 2020.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvement necessary to support the Company's operations. Capital expenditures were RMB16.5 million (US$2.6 million) in 2021, compared with RMB27.0 million in 2020.

Outlook

For the first quarter of 2022, Sunlands currently expects net revenues to be between RMB590 million to RMB610 million, which would represent a decrease of 15.0% to 12.1% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.3726 to US$1.00, the effective noon buying rate for December 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2021, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:30 AM U.S. Eastern Time, (7:30 PM Beijing/Hong Kong time) on April 8, 2022, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982
Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until April 15, 2022, by dialing the following telephone numbers:

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	3501228

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP operating cost and expense, non-GAAP loss/income from operations and Non-GAAP net loss/income per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss/income excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net loss/income exclude share-based compensation expenses, and basic and diluted net loss/income per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: sunlands@tpg-ir.com

Yang Song

Tel: +86-10-6508-0677

Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	760,710	626,715	98,345
Restricted cash	-	50,008	7,847
Short-term investments	517,815	184,159	28,899
Prepaid expenses and other current assets	117,637	176,349	27,673
Deferred costs, current	158,092	89,353	14,021
Total current assets	1,554,254	1,126,584	176,785
Non-current assets
Property and equipment, net	511,092	857,648	134,584
Intangible assets, net	1,211	2,761	433
Land use right, net	13,564	-	-
Right-of-use assets	488,877	362,335	56,858
Deferred costs, non-current	170,160	109,020	17,108
Long-term investments	64,093	54,844	8,606
Deferred tax assets	13,015	39,265	6,162
Other non-current assets	444,628	40,163	6,302
Total non-current assets	1,706,640	1,466,036	230,053
TOTAL ASSETS	3,260,894	2,592,620	406,838

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB175,900 and RMB197,467 as of
December 31, 2020 and 2021, respectively)	607,789	586,043	91,961
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB435,254 and
RMB295,958 as of December 31, 2020 and 2021, respectively)	1,463,165	1,266,948	198,812
Lease liabilities, current portion (including lease liabilities, current portion of the
consolidated VIEs without recourse to Sunlands Technology Group of RMB15,833 and RMB8,366 as of December 31, 2020 and 2021, respectively)	30,702	14,310	2,246
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2020 and 2021, respectively)	61,540	-	-
Long-term debt, current portion (including long-term debt, current portion of the
consolidated VIEs without recourse to Sunlands Technology Group of nil and nil as of December 31, 2020 and 2021, respectively)	32,500	38,654	6,066
Total current liabilities	2,195,696	1,905,955	299,085

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of December 31,
	2020	2021
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB468,577 and RMB257,071 as of December 31, 2020 and 2021,
respectively)	1,561,278	1,081,231	169,669
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB340,763 and RMB318,598 as of December 31, 2020 and 2021,
respectively)	532,538	404,133	63,417
Deferred tax liabilities (including deferred tax liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB3,203 and RMB2,312
as of December 31, 2020 and 2021, respectively)	15,220	21,782	3,418
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB135 and RMB963
as of December 31, 2020 and 2021, respectively)	7,664	11,698	1,836
Long-term debt, non-current portion(including long-term debt, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2020 and 2021, respectively)	160,625	181,973	28,556
Total non-current liabilities	2,277,325	1,700,817	266,896
TOTAL LIABILITIES	4,473,021	3,606,772	565,981

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,978,621 and 2,085,939 shares issued as of December 31, 2020 and December 31, 2021, respectively; 1,792,560 and 1,839,553 shares
outstanding as of December 31, 2020 and 2021, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2020 and 2021, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,110,248 and 4,002,930 shares issued and outstanding
as of December 31, 2020 and 2021, respectively)	1	1	-
Treasury stock	-	-	-
Accumulated deficit	(3,675,129)	(3,456,073)	(542,333)
Additional paid-in capital	2,367,168	2,364,313	371,012
Accumulated other comprehensive income	96,490	82,532	12,951
Total Sunlands Technology Group shareholders’ deficit	(1,211,469)	(1,009,226)	(158,370)
Non-controlling interest	(658)	(4,926)	(773)
TOTAL SHAREHOLDERS’ DEFICIT	(1,212,127)	(1,014,152)	(159,143)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,260,894	2,592,620	406,838

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended December 31,
	2020	2021
	RMB	RMB	US$
Net revenues	584,579	588,883	92,409
Cost of revenues	(97,841)	(89,378)	(14,025)
Gross profit	486,738	499,505	78,384

Operating expenses
Sales and marketing expenses	(608,457)	(339,368)	(53,254)
Product development expenses	(10,598)	(10,656)	(1,672)
General and administrative expenses	(54,653)	(50,499)	(7,924)
Total operating expenses	(673,708)	(400,523)	(62,850)
(Loss)/income from operations	(186,970)	98,982	15,534
Interest income	6,894	3,018	474
Interest expense	(2,726)	(2,900)	(455)
Other income/(expense), net	109,408	(3,145)	(494)
Impairment loss on long-term investments	(882)	(5,000)	(785)
Gain on disposal of subsidiaries	-	43,967	6,899
(Loss)/income before income tax (expenses)/benefit	(74,276)	134,922	21,173
Income tax (expenses)/benefit	(1,113)	20,581	3,230
Gain/(loss) from equity method investments	1,877	(4,731)	(742)
Net (loss)/income	(73,512)	150,772	23,661

Less: Net loss attributable to non-controlling interest	(359)	(3,104)	(487)

Net (loss)/income attributable to Sunlands Technology Group	(73,153)	153,876	24,148
Net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(10.87)	22.89	3.59
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic and diluted	6,729,197	6,722,670	6,722,670

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Three Months Ended December 31,
	2020	2021
	RMB	RMB	US$
Net (loss)/income	(73,512)	150,772	23,661
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(27,013)	(6,117)	(960)
Total comprehensive (loss)/income	(100,525)	144,655	22,701
Less: comprehensive loss attributable to non-controlling
interest	(359)	(3,104)	(487)
Comprehensive (loss)/income attributable to Sunlands Technology
Group	(100,166)	147,759	23,188

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended December 31,
	2020	2021
	RMB	RMB
Net revenues	584,579	588,883
Less: other revenues	(14,834)	(21,236)
Add: tax and surcharges	150,531	58,093
Add: ending deferred revenue	3,024,443	2,348,179
Add: deferred revenue in connection with disposal of subsidiaries	-	29,572
Add: ending refund liability	232,859	243,236
Less: beginning deferred revenue	(3,090,296)	(2,540,886)
Less: beginning refund liability	(239,526)	(222,266)
Gross billings (non-GAAP)	647,756	483,575

Net (loss)/income	(73,512)	150,772
Add: income tax expenses/(benefit)	1,113	(20,581)
depreciation and amortization	9,011	9,651
interest expense	2,726	2,900
Less: interest income	(6,894)	(3,018)
EBITDA (non-GAAP)	(67,556)	139,724

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended December 31,
	2020	2021
	RMB	RMB
Cost of revenues	(97,841)	(89,378)
Less: Share-based compensation expenses in cost of revenues	(113)	(56)
Non-GAAP cost of revenues	(97,728)	(89,322)

Sales and marketing expenses	(608,457)	(339,368)
Less: Share-based compensation expenses in sales and marketing expenses	(5)	(58)
Non-GAAP sales and marketing expenses	(608,452)	(339,310)

General and administrative expenses	(54,653)	(50,499)
Less: Share-based compensation expenses in general and administrative expenses	(409)	(357)
Non-GAAP general and administrative expenses	(54,244)	(50,142)

Operating costs and expense	(771,549)	(489,901)
Less: Share-based compensation expenses	(527)	(471)
Non-GAAP operating costs and expense	(771,022)	(489,430)

(Loss)/income from operations	(186,970)	98,982
Less: Share-based compensation expenses	(527)	(471)
Non-GAAP (loss)/income from operations	(186,443)	99,453

Net (loss)/income attributable to Sunlands Technology Group	(73,153)	153,876
Less: Share-based compensation expenses	(527)	(471)
Non-GAAP net (loss)/income attributable to Sunlands Technology Group	(72,626)	154,347

Net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(10.87)	22.89
Non-GAAP net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(10.79)	22.96

Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic and diluted	6,729,197	6,722,670
Weighted average shares used in calculating Non-GAAP net (loss)/income per ordinary share:
Basic and diluted	6,729,197	6,722,670

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2020	2021
	RMB	RMB	US$
Net revenues	2,203,791	2,507,817	393,531
Cost of revenues	(387,272)	(376,189)	(59,032)
Gross profit	1,816,519	2,131,628	334,499

Operating expenses
Sales and marketing expenses	(2,123,618)	(1,748,436)	(274,368)
Product development expenses	(66,528)	(61,325)	(9,623)
General and administrative expenses	(275,391)	(207,602)	(32,577)
Total operating expenses	(2,465,537)	(2,017,363)	(316,568)
(Loss)/income from operations	(649,018)	114,265	17,931
Interest income	25,809	16,175	2,538
Interest expense	(11,692)	(10,929)	(1,715)
Other income, net	203,210	39,156	6,144
Impairment loss on long-term investments	(882)	(5,000)	(785)
Gain on disposal of subsidiaries	-	43,967	6,899
(Loss)/income before income tax benefit	(432,573)	197,634	31,012
Income tax benefit	236	19,618	3,078
Gain/(loss) from equity method investments	1,349	(4,886)	(767)
Net (loss)/income	(430,988)	212,366	33,323

Less: Net loss attributable to non-controlling interest	(446)	(6,690)	(1,050)

Net (loss)/income attributable to Sunlands Technology Group	(430,542)	219,056	34,373
Net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(63.74)	32.56	5.11
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic and diluted	6,754,134	6,727,552	6,727,552

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Years Ended December 31,
	2020	2021
	RMB	RMB	US$
Net (loss)/income	(430,988)	212,366	33,323
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(45,945)	(13,958)	(2,190)
Total comprehensive (loss)/income	(476,933)	198,408	31,133
Less: comprehensive loss attributable to non-controlling
interest	(446)	(6,690)	(1,050)
Comprehensive (loss)/income attributable to Sunlands Technology
Group	(476,487)	205,098	32,183

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Years Ended December 31,
	2020	2021
	RMB	RMB
Net revenues	2,203,791	2,507,817
Less: other revenues	(31,272)	(79,444)
Add: tax and surcharges	277,831	177,966
Add: ending deferred revenue	3,024,443	2,348,179
Add: deferred revenue in connection with disposal of subsidiaries	-	29,572
Add: ending refund liability	232,859	243,236
Less: beginning deferred revenue	(3,228,770)	(3,024,443)
Less: beginning refund liability	(128,478)	(232,859)
Gross billings (non-GAAP)	2,350,404	1,970,024

Net (loss)/income	(430,988)	212,366
Add: income tax benefit	(236)	(19,618)
depreciation and amortization	40,267	37,916
interest expense	11,692	10,929
Less: interest income	(25,809)	(16,175)
EBITDA (non-GAAP)	(405,074)	225,418

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Years Ended December 31,
	2020	2021
	RMB	RMB
Cost of revenues	(387,272)	(376,189)
Less: Share-based compensation expenses in cost of revenues	(146)	(101)
Non-GAAP cost of revenues	(387,126)	(376,088)

Sales and marketing expenses	(2,123,618)	(1,748,436)
Less: Share-based compensation expenses in sales and marketing expenses	(14,278)	14
Non-GAAP sales and marketing expenses	(2,109,340)	(1,748,450)

General and administrative expenses	(275,391)	(207,602)
Less: Share-based compensation expenses in general and administrative expenses	(15,324)	(681)
Non-GAAP general and administrative expenses	(260,067)	(206,921)

Operating costs and expense	(2,852,809)	(2,393,552)
Less: Share-based compensation expenses	(29,748)	(768)
Non-GAAP operating costs and expense	(2,823,061)	(2,392,784)

(Loss)/income from operations	(649,018)	114,265
Less: Share-based compensation expenses	(29,748)	(768)
Non-GAAP (loss)/income from operations	(619,270)	115,033

Net (loss)/income attributable to Sunlands Technology Group	(430,542)	219,056
Less: Share-based compensation expenses	(29,748)	(768)
Non-GAAP net (loss)/income attributable to Sunlands Technology Group	(400,794)	219,824

Net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(63.74)	32.56
Non-GAAP net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(59.34)	32.68

Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic and diluted	6,754,134	6,727,552
Weighted average shares used in calculating Non-GAAP net (loss)/income per ordinary share:
Basic and diluted	6,754,134	6,727,552